From: Jeff Bennett
Sent: Tuesday, April 16, 2024 7:55 PM
Subject: Intimate Health Investor Survey

Morari is in an exciting phase of its business, having achieved significant milestones over the past year:

* Completion of product development for our drug-free wearable patch designed to enhance or improve sexual performance.
* Issuance of a 3rd patent on our innovative technology platform.
* Establishment of an initial manufacturing line.
* Raised over $1.5 million, including a successful Wefunder crowdfunding campaign.

We are contacting you to explore your interest in joining our investor community, which includes many other reputable investors who have participated in successful campaigns.

As an investor, you would share in our growth and profits, much like an angel investor or financial institution. Your investment would not only show your belief in our vision but also contribute to our future success.

If interested, please reply to the following questions :

1. Are you interested in investing in Morari's drug-free wearable-tech solution aimed at enhancing or improving sexual performance?

2. If yes, how much would you be willing to invest, assuming the terms are satisfactory for you?

Thank you for considering this opportunity with Morari. We look forward to potentially having you join us on this exciting journey.

Regards,
Jeff Bennett
CEO and Founder
Morari, Inc.
jbennett@morarimedical.com
763-226-9962
www.morarimedical.com

We are 'testing the waters' to gauge investor interest in an offering

under Regulation Crowdfunding.
No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunderís platform. Any indication of interest involves no obligation or commitment of any kind.